

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

<u>Via E-mail</u>
Mr. Robert D. Regnier
President and Chief Executive Officer
Blue Valley Ban Corp
11935 Riley
Overland Park, Kansas 66225-6128

Re: **Blue Valley Ban Corp**
        Registration Statement on Form S-1
        Filed October 28, 2013
        File No. 333-191058

Dear Mr. Regnier:

　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

<u>General</u>

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

<u>Cover page of prospectus</u>

2. Please disclose the missing information including price, expenses, and proceeds, the number of rights you are registering and the number of shares that each subscription right can purchase.

The Rights Offering, page 3

3. We note the changes made to the section entitled "Fees and Expenses" on page 2.
    Please identify and quantify the fees.

Risk Factors, page 6
Risks Related to Blue Valley, page 8

Changes in Interest Rates, page 8

4. We acknowledge your response to comment 6 of our letter to you dated October 8,
    2013. As we requested, describe the actual risk to you from increases in interest rates
    on adjustable loans in your loan portfolio including risks of higher delinquencies and
    defaults and lower earnings. Also disclose the risks that increases in interest rates
    may lower the amount of new loans that you originate.

Management's Discussion and Analysis, page 59
Overview, page 60

5. We acknowledge your response to comment 10 of our letter to you dated October 8,
    2013. Please revise the first paragraph to discuss the effect on your net income of
    your dividends on the $21 million in Preferred Stock increasing from five to nine
    percent as of December 2013.

Management, page 79

6. Please identify any directors that have been appointed by the beneficial owners of the
    Preferred stock and identify the beneficial owners.

Report of Independent Registered Public Accounting Firm, page F-35

7. Please include a signed audit report as required by Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

Note 12: Income Taxes, page F-64

8. We note your response to comment 14 in our letter dated October 8, 2013. Please
    provide us with the following specific detailed information to support the realizability

of the net deferred tax asset at December 31, 2012, June 30, 2013 and any future quarterly periods (September 30, 2013):

- Detailed tax effects of temporary differences related to the deferred tax asset as of June 30, 2013 and any future quarterly period (September 30, 2013), similar to the information presented in your response and in the S-1 on page F-65 as of December 31, 2012 and 2011;

- Provide us with your forecasted 2013 projections, including all assumptions considered;

- Detailed information comparing actual vs. forecasted results for the fiscal year ended December 31, 2012 and for the six month period ending June 30, 2013 and any future quarterly period (September 30, 2013). In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions, such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates, efficiency ratio as well as revenue and expense growth rates utilized.

Exhibits

9. We note that you have not filed most of your exhibits required by Item 601. Please file the fairness opinion. Please allow adequate time after you file the exhibits for the staff to review each of the exhibits and for you to respond to any comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Gustavo A. Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director